Duo Marketplace, LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	92,884.19
Uncategorized Income	0.00
Refund	423.66
Total Uncategorized Income	**423.66**
Total Income	**$93,307.85**
GROSS PROFIT	**$93,307.85**
Expenses	
Advertising & marketing	1,154.05
Business licenses	48.00
Contract labor	36,314.94
Entertainment	490.68
General business expenses	132.17
Bank fees & service charges	675.95
Total General business expenses	**808.12**
Legal & accounting services	2,320.54
Meals	1,493.68
Office expenses	1,949.04
Small tools & equipment	1,883.76
Software & apps	7,217.01
Total Office expenses	**11,049.81**
Payroll expenses	31,840.26
Payments to partners	6,980.00
Total Payroll expenses	**38,820.26**
Repairs & maintenance	25.81
Supplies	1,198.40
Travel	1,113.66
Airfare	1,221.38
Total Travel	**2,335.04**
Utilities	1,635.73
Phone service	1,478.41
Total Utilities	**3,114.14**
Total Expenses	**$99,173.47**
NET OPERATING INCOME	**$ -5,865.62**
Other Income	
Interest earned	10.19
Total Other Income	**$10.19**
Other Expenses	
Vehicle expenses	57.16
Vehicle gas & fuel	1,302.87
Total Vehicle expenses	**1,360.03**
Total Other Expenses	**$1,360.03**
NET OTHER INCOME	**$ -1,349.84**
NET INCOME	**$ -7,215.46**

Duo Marketplace, LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
CHECKING ACCT - 1	3,840.17
SAVINGS ACCT - 1	9,882.26
Total Bank Accounts	**$13,722.43**
Total Current Assets	**$13,722.43**
TOTAL ASSETS	**$13,722.43**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Short-term business loans	-14,384.17
Total Other Current Liabilities	**$ -14,384.17**
Total Current Liabilities	**$ -14,384.17**
Total Liabilities	**$ -14,384.17**
Equity	
Opening balance equity	7,169.85
Partner distributions	-53,898.42
Partner investments	50,000.00
Retained Earnings	32,050.63
Net Income	-7,215.46
Total Equity	**$28,106.60**
TOTAL LIABILITIES AND EQUITY	**$13,722.43**

Duo Marketplace, LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,215.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Short-term loans from partners	-5,922.77
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,922.77**
Net cash provided by operating activities	**$ -13,138.23**
FINANCING ACTIVITIES	
Partner distributions	-27,515.00
Partner investments	50,000.00
Net cash provided by financing activities	**$22,485.00**
NET CASH INCREASE FOR PERIOD	**$9,346.77**
Cash at beginning of period	4,375.66
CASH AT END OF PERIOD	**$13,722.43**